UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

HOLLEY INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

43538H 103

(CUSIP Number)

Vincent E. Taurassi

General Counsel

Sentinel Capital Partners

One Vanderbilt Avenue, 53rd Floor

New York, NY 10017

(212) 688-3100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 11, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 43538H 103		Page 2 of 11

1	NAME OF REPORTING PERSON David S. Lobel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 64,673,884
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 64,673,884

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 64,673,884
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.8% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

Based upon 117,993,139 shares of Common Stock issued and outstanding as of January 25, 2022, as reported by the Issuer in its Post-Effective Amendment No. 1 to Form S-1 Registration Statement filed with the Securities and Exchange Commission on February 4, 2022.

SCHEDULE 13D
CUSIP No. 43538H 103		Page 3 of 11

1	NAME OF REPORTING PERSON Holley Parent Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 64,673,884
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 64,673,884

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 64,673,884
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.8% (1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

Based upon 117,993,139 shares of Common Stock issued and outstanding as of January 25, 2022, as reported by the Issuer in its Post-Effective Amendment No. 1 to Form S-1 Registration Statement filed with the Securities and Exchange Commission on February 4, 2022.

SCHEDULE 13D
CUSIP No. 43538H 103		Page 4 of 11

1	NAME OF REPORTING PERSON Sentinel Partners V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 64,673,884
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 64,673,884

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 64,673,884
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.8% (1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

Based upon 117,993,139 shares of Common Stock issued and outstanding as of January 25, 2022, as reported by the Issuer in its Post-Effective Amendment No. 1 to Form S-1 Registration Statement filed with the Securities and Exchange Commission on February 4, 2022.

SCHEDULE 13D
CUSIP No. 43538H 103		Page 5 of 11

1	NAME OF REPORTING PERSON Sentinel Managing Company V, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 64,673,884
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 64,673,884

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 64,673,884
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.8% (1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

Based upon 117,993,139 shares of Common Stock issued and outstanding as of January 25, 2022, as reported by the Issuer in its Post-Effective Amendment No. 1 to Form S-1 Registration Statement filed with the Securities and Exchange Commission on February 4, 2022.

SCHEDULE 13D
CUSIP No. 43538H 103		Page 6 of 11

1	NAME OF REPORTING PERSON Sentinel Capital Partners V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 64,673,884
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 64,673,884

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 64,673,884
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.8% (1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

Based upon 117,993,139 shares of Common Stock issued and outstanding as of January 25, 2022, as reported by the Issuer in its Post-Effective Amendment No. 1 to Form S-1 Registration Statement filed with the Securities and Exchange Commission on February 4, 2022.

SCHEDULE 13D
CUSIP No. 43538H 103		Page 7 of 11

1	NAME OF REPORTING PERSON Sentinel Capital Partners V-A, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 64,673,884
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 64,673,884

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 64,673,884
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.8% (1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

Based upon 117,993,139 shares of Common Stock issued and outstanding as of January 25, 2022, as reported by the Issuer in its Post-Effective Amendment No. 1 to Form S-1 Registration Statement filed with the Securities and Exchange Commission on February 4, 2022.

SCHEDULE 13D
CUSIP No. 43538H 103		Page 8 of 11

1	NAME OF REPORTING PERSON Sentinel Capital Investors V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 64,673,884
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 64,673,884

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 64,673,884
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.8% (1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

Based upon 117,993,139 shares of Common Stock issued and outstanding as of January 25, 2022, as reported by the Issuer in its Post-Effective Amendment No. 1 to Form S-1 Registration Statement filed with the Securities and Exchange Commission on February 4, 2022.

Explanatory Note

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed on July 26, 2021 (this “Schedule 13D”) by the Reporting Persons relating to the Common Stock of the Issuer. Information reported in this Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in this Schedule 13D.

Item 2. Identity and Background

The last sentence of the first paragraph under Item 2 of this Schedule 13D is hereby amended and restated in its entirety as follows:

The principal business address of the Reporting Persons is One Vanderbilt Avenue, 53rd Floor, New York, NY 10017.

Item 4. Purpose of Transaction

Item 4 of this Schedule 13D is hereby amended and supplemented to include the following:

On February 11, 2022, Holley Parent Holdings, LLC (“Holley Parent”) sold 3,000,000 shares of Common Stock to Wasatch Core Growth Fund (“Wasatch”) for an aggregate purchase price of $33,599,151 pursuant to a Share Purchase Agreement (the “Share Purchase Agreement”) entered into by and between Holley Parent and Wasatch on December 15, 2021. Holley Parent’s obligation to sell such shares of Common Stock to Wasatch, and Wasatch’s obligation to purchase such shares from Holley Parent, was subject to, among other things, the availability of an effective registration statement relating to the resale of shares of Common Stock by Holley Parent.

The foregoing description of the Share Purchase Agreement does not purport to be complete and is subject to, and qualified in its entirety by, reference to the complete text of the Share Purchase Agreement, a copy of which is filed as Exhibit 5 hereto and incorporated herein by reference.

Except as described in this Item 4, the Reporting Persons currently have no plans or proposals that relate to or would result in any transaction, event or action set forth in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate plans or make proposals, and take such action with respect thereto, including any or all of the items set forth in subsections (a) through (j) of Item 4 of Schedule 13D and any other actions, as they may determine.

Item 5. Interest in Securities of the Issuer

Item 5 of this Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth in or incorporated by reference in Item 4 and on the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a) - (b) As of the date hereof, the Reporting Persons each beneficially own 64,673,884 shares of Common Stock, representing approximately 54.8% of the outstanding shares of Common Stock. The percentage of the outstanding shares of Common Stock held by the Reporting Person is based on 117,993,139 shares of Common Stock issued and outstanding as of January 25, 2022, as reported by the Issuer in its Post-Effective Amendment No. 1 to Form S-1 Registration Statement filed with the Securities and Exchange Commission on February 4, 2022.

(c) Except as reported herein, neither the Reporting Person nor any of the individuals listed on Schedule I has effected any transactions in the Common Stock during the past sixty (60) days.

(d) Except as otherwise described in this Item 5, no one other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the Common Stock beneficially owned by the Reporting Person as described in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of this Schedule 13D is hereby amended and supplemented to include the following:

The information set forth in Item 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Item 7. Materials to Be Filed as Exhibits

Item 7 of this Schedule 13D is hereby amended and supplemented to include the following:

Exhibit 5	Share Purchase Agreement, dated December 15, 2021, by and between Holley Parent Holdings, LLC and Wasatch Core Growth Fund.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 15, 2022	/s/ Vincent Taurassi, Attorney-In-Fact for David S. Lobel

Date: February 15, 2022	HOLLEY PARENT HOLDINGS, LLC

	By:	/s/ Vincent Taurassi
	Name:	Vincent Taurassi
	Title:	Attorney-in-Fact

SENTINEL PARTNERS V, L.P.
By: Sentinel Managing Company V, Inc.
its general partner

	By:	/s/ Vincent Taurassi
	Name:	Vincent Taurassi
	Title:	Attorney-in-Fact

SENTINEL MANAGING COMPANY V, INC.

	By:	/s/ Vincent Taurassi
	Name:	Vincent Taurassi
	Title:	Attorney-in-Fact

SENTINEL CAPITAL PARTNERS V, L.P.
By: Sentinel Partners V, L.P.
its general partner
By: Sentinel Managing Company V, Inc.
its general partner

	By:	/s/ Vincent Taurassi
	Name:	Vincent Taurassi
	Title:	Attorney-in-Fact

SENTINEL CAPITAL PARTNERS V-A, L.P.
By: Sentinel Partners V, L.P. its general partner
By: Sentinel Managing Company V, Inc. its general partner

	By:	/s/ Vincent Taurassi
	Name:	Vincent Taurassi
	Title:	Attorney-in-Fact

SENTINEL CAPITAL INVESTORS V, L.P.
By: Sentinel Partners V, L.P. its general partner
By: Sentinel Managing Company V, Inc. its general partner

	By:	/s/ Vincent Taurassi
	Name:	Vincent Taurassi
	Title:	Attorney-in-Fact

Schedule I of this Schedule 13D is hereby amended and restated in its entirety as follows:

Schedule I

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of the Reporting Persons

Executive Officers and Directors of the Reporting Persons

The business address of each director and executive officer is c/o Sentinel Capital Partners, L.L.C., One Vanderbilt Avenue, 53rd Floor, New York, NY 10017. Unless otherwise indicated, each director and executive officer is a citizen of the United States.

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT

James D. Coady	Partner, Sentinel Capital Partners
Director and President of Holley Parent Holdings, LLC

Owen Basham	Principal, Sentinel Capital Partners
Director and Vice President and Secretary of Holley Parent Holdings, LLC

Louis Brotherton	Vice President, Sentinel Capital Partners
Director and Assistant Secretary of Holley Parent Holdings, LLC

Vincent Taurassi	General Counsel, Sentinel Capital Partners
Vice President of Holley Parent Holdings, LLC

David S. Lobel	Founder and Managing Partner, Sentinel Capital Partners
President and Sole Shareholder of Sentinel Managing Company V, Inc.